Exhibit 99.1

Tower
Semiconductor

Where **Analog** and **Value** Meet

Tower Semiconductor Announces Record Results for
Revenue and Profitability for the Second Quarter 2026
with Third Quarter 2026 Record Revenue Guidance

$460 million second quarter revenue, 24% year-over-year growth;
Guiding third quarter revenue of $520 million, 31% year-over-year growth

MIGDAL HAEMEK, ISRAEL – August 4, 2026 – Tower Semiconductor (NASDAQ/TASE: TSEM) reports today its results for the second quarter ended June 30, 2026.

Second Quarter of 2026 Results Overview
Revenue for the second quarter of 2026 was a record of $460 million, representing revenue growth of 24% year over year.

Gross profit for the second quarter of 2026 was a record of $138 million, 72% higher than $80 million in the second quarter of 2025.

Operating profit for the second quarter of 2026 was $90 million, record operating profit (excluding non-recurring items), and 2.3X of the $40 million operating profit for the second quarter of 2025.

Net profit for the second quarter of 2026 was a record $91 million (excluding non-recurring items), representing 20% net margin and reflecting $0.80 basic and $0.79 diluted earnings per share. Compared to the second quarter of 2025, net profit is 95% higher than $47 million net profit that reflected $0.42 basic and $0.41 diluted earnings per share.

Cash from operating activities in the second quarter of 2026 was $177 million and investments in property and equipment, net, were $187 million. In the second quarter of 2025, cash flow generated from operating activities was $123 million and investments in property and equipment, net, were $111 million.

Business Outlook
The Company provides revenue guidance of $520 million for the third quarter of 2026, a Company record, with an upward or downward range of 5%. Mid-range revenue guidance represents an increase of 31% year-over-year and 13% quarter-over-quarter.

Russell Ellwanger, Chief Executive Officer of Tower Semiconductor, said: “Amidst a powerful demand momentum across Tower’s key business units, we achieved record revenue and record profitability, whilst simultaneously strengthening our technology leadership and greatly expanding manufacturing capacity throughout 2026. Moreover, we recently announced additional substantial capacity expansions, in direct support of our strong growing customer demand. SiPho presented triple digit year over year revenue increase to $680 million annual run rate in the second quarter of 2026 from $180 million annual run rate in the second quarter of 2025. We plan to cross the $1 billion of SiPho revenue annual run rate in the fourth quarter of 2026, with continued significant growth throughout 2027.”

Ellwanger further added: “We are raising our 2028 target business model to $3.6 billion of revenue with $1.2 billion net profit, being fully spoken for by our customers. Deep strategic customer engagements provide exciting sustainable growth for our customers, and for Tower, thus enabling growing shareholders’ value.”

Teleconference and Webcast
Tower Semiconductor will host an investor conference call today, Tuesday, August 4, 2026, at 10:00 a.m. Eastern time (9:00 a.m. Central time, 8:00 a.m. Mountain time, 7:00 a.m. Pacific time and 5:00 p.m. Israel time) to discuss the Company’s financial results for the second quarter of 2026 and its business outlook.

The call will be webcast and available through the Investor Relations section of Tower Semiconductor’s website at ir.towersemi.com. The pre-registration form required for dial-in participation is accessible here. Upon completing the registration, participants will receive the dial-in details, a unique PIN, and a confirmation email with all necessary information. To access the webcast, click here. The teleconference will be available for replay for 90 days.

Non-GAAP Financial Measures
The Company presents its financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”). The financial information included in the tables below includes unaudited condensed financial data. Some of the financial information, which may be used and/or presented in this release and/or prior earnings related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, which we may describe as adjusted financial measures and/or reconciled financial measures, are non-GAAP financial measures as defined in Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission (the “SEC”) as they apply to our Company. These adjusted financial measures are calculated excluding the following: (i) amortization of acquired intangible assets as included in our costs and expenses, and (ii) compensation expenses in respect of equity grants to directors, officers, and employees as included in our costs and expenses. These adjusted financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the adjusted financial measures used and/or presented in this release, as well as a reconciliation between the adjusted financial measures and the comparable GAAP financial measures. As used and/or presented in this release and/or prior earnings related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, as well as may be included and calculated in the tables herein, the term Earnings Before Interest Taxes, Depreciation and Amortization which we define as EBITDA consists of operating profit in accordance with GAAP, excluding (i) depreciation expenses, which include depreciation recorded in cost of revenue and in operating cost and expenses lines (e.g., research and development related equipment and/or fixed other assets depreciation), (ii) stock-based compensation expense, and (iii) amortization of acquired intangible assets. EBITDA is reconciled in the tables below and/or prior earnings-related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company from GAAP operating profit. EBITDA and the adjusted financial information presented herein and/or prior earnings-related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, are not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the adjusted financial information presented herein and/or prior earnings-related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Net Cash, as may be used and/or presented in this release and/or prior earnings-related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, is comprised of cash, cash equivalents and short-term deposits less debt amounts as presented in the balance sheets included herein. The term Net Cash is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for cash, debt, operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Free Cash Flow, as used and/or presented in this release and/or prior earnings related filings and/or in related public disclosures or filings with respect to the financial statements and/or results of the Company, is calculated to be net cash provided by operating activities (in the amounts of: $177 million for the three months period ended June 30, 2026;  $510 million for the three months period ended March 31, 2026 that includes $285 million increase in customers’ advances, net; $123 million for the three months period ended June 30, 2025;  $687 million for the six months period ended June 30, 2026 that includes $283 million increase in customers’ advances, net; $217 million for the six months period ended June 30, 2025( less cash used for investments in property and equipment, net (in the amounts of $187 million, $156 million and $111 million for the three months periods ended June 30, 2026, March 31, 2026 and June 30, 2025, respectively and in the amounts of $343 million and $222 million for the six months periods ended June 30, 2026 and June 30, 2025, respectively). The term Free Cash Flow is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing, and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP.

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ/TASE: TSEM), the leading foundry of high-value analog semiconductor solutions, provides technology, development, and process platforms for its customers in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating a positive and sustainable impact on the world through long-term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiPho, SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, displays, integrated power management (BCD and 700V), and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as process transfer services including development, transfer, and optimization, to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor currently owns one operating facility in Israel (200mm), two in the U.S. (200mm), and two in Japan (200mm and 300mm) which it owns through its 51% holdings in TPSCo and shares a 300mm facility in Agrate, Italy with STMicroelectronics. For more information, please visit: www.towersemi.com.

CONTACT:
Liat Avraham | Investor Relations | +972-4-6506154 | liatavra@towersemi.com

Forward-Looking Statements

This release, as well as other statements and reports filed, stated and published, include certain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, among others, projections and statements with respect to our future business, financial performance and activities. The use of words such as “projects”, “expects”, “may”, “targets”, “plans”, “forecast”, “intends”, “committed to”, “tracking”, or variations or words of similar import, may identify a statement as “forward-looking.” However, the absence of these words does not mean that a statement is not forward-looking.  Actual results may vary from those projected or implied by such forward-looking statements and you should not unduly rely on such forward-looking statements, which speak only as of the date of this release. Factors that could cause actual results to differ materially from those projected or implied by such forward-looking statements include, without limitation, risks and uncertainties associated with: (i) fluctuating demand in our customers’ end markets and/or SiPho, SiGe and other customer demand may not increase to the levels currently forecasted by the Company, (ii) reliance on acquisitions, establishing new fabs and/or gaining additional capacity for growth, (iii) difficulties in achieving acceptable operational metrics and indices as a result of operational, technological or process-related problems, (iv) identifying and negotiating with third-party buyers for the sale of any excess and/or unused equipment, inventory and/or other assets, (v) maintaining current key customers and attracting new key customers, (vi) over demand for our foundry services and/ or products that may result in operational bottlenecks, extend cycle times, reduce yield, delay delivery schedules, that may result in compensation, penalties and/ or prepayment repayments, loss of customers, revenues, profits and/ or reputation, including with respect to SiPho customer prepayments received for certain minimum capacity commitments, due to inability to fulfill, in whole or in part, all such demand and commitments in a timely manner or at all,  (vii) fluctuation of our financial results from quarter to quarter, (viii) the additional 300mm manufacturing facility the Company plans to establish adjacent to Fab 7 and maximization of the Company’s Fab 7 300mm output (including risks associated with the repurposing of the Arai facility), including risks associated with delays in construction period and cost, obtaining necessary equipment and/ or obtaining necessary permits, Government of Japan and/or METI grants terms and covenants relating thereto (which may result in loss of a portion or all of the grant funds), and/ or other consents required, and the negotiation of definitive agreements with vendors and others, that may result in lower profitability than currently expected and/ or added costs and losses, longer return on investment period, including risks associated with the ability to obtain any financing required to fund the establishment, facilities and machinery cost net investments on favorable terms, or at all, (ix) our debt and other liabilities may impact our financial position and operations, (x) our ability to successfully execute acquisitions, integrate them into our business, utilize our expanded capacity and find new business, (xi) fluctuations in cash flow, (xii) our ability to satisfy the covenants stipulated in our agreements with our debt holders and/ or possible incurrence of additional indebtedness, (xiii) pending litigation, (xiv) meeting the conditions set in approval certificates and other regulations under which we received grants and/or royalties and/or any type of funding from the Israeli, US and/or Japan governmental agencies, (xv) receipt of orders that are lower than the customer purchase commitments or forecast and/or failure to receive customer orders currently expected,  (xvi) the effects of global recession, credit crisis and/or unfavorable macro-economic conditions, such as the imposition of regulatory requirements, tariffs, import and export restrictions and other trade barriers and restrictions, including the timing and availability of export licenses and permits, (xvii) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles which may cause financial results to fluctuate from quarter to quarter, (xviii) possible situations of obsolete inventory or overcapacity if forecasted demand exceeds actual demand when we create inventory before receipt of customer orders, (xix) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (xx) capacity and capability expansion and acquisition related transactions in our existing fabrications, strategic and/or other in-organic capacity and/ or capability growth and/ or M&A transactions and opportunities, and/ or the acquisition of and/ or the establishment of a new factory or factories, including the additional 300mm manufacturing facility the Company plans to establish adjacent to Fab 7 and maximization of the Company’s Fab 7 300mm output (including risks associated with the repurposing of the Arai facility), which could require funding needs beyond our existing cash, the availability of which cannot be assured on favorable terms, if at all, and which may have adverse impact on the market value of the Company and the price of the Company’s ordinary shares,  (xxi) operating our facilities at sufficient utilization rates necessary to generate and maintain positive and sustainable gross, operating and net profit, (xxii) the purchase of equipment and/or raw material (including purchases under committed contracts), the timely completion of the equipment installation, technology transfer and raising the funds therefor, (xxiii) product returns and defective products, (xxiv) our ability to maintain and develop our technology processes and services to keep pace with new technology, including artificial intelligence, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xxv) competing effectively, (xxvi) our dependence on increased use of outsourced foundry services for specialty process technologies, (xxvii) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, including risks and uncertainties associated with the infringement claims that the Company is currently party to, brought by GlobalFoundries and certain affiliate alleging infringement of certain of its patents, (xxviii) Fab 3 landlord’s alleged claims regarding noise abatement and request for judicial declaration of material non-curable breach of the Fab3 lease, and in addition, alleged claims by a third-party with whom the landlord is engaged pertaining to the Fab3 site, where such third party requests judicial declaration to enforce certain rights with respect to the lease extension, (xxix) retention of key employees and recruitment and retention of skilled qualified personnel, (xxx) exposure to inflation, currency rates (mainly the Israeli Shekel and the Japanese Yen) and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of our traded securities, (xxxi) meeting regulatory requirements worldwide, including export, environmental and governmental regulations, as well as risks related to international operations, (xxxii) engagements for fab establishment, joint venture and/or capital lease transactions for capacity enhancement in advanced technologies, including risks and uncertainties associated with the Agrate fab, such as its qualification schedule, technology, equipment and process qualification, facility operational ramp-up, customer engagements, cost structure, required investments and other terms, which may require additional funding to cover significant capacity investment needs and other payments, (xxxiii) potential liabilities, cost and other impact due to reorganization and consolidation of fabrication facilities, or cessation of operations, (xxxiv) potential security, cyber and privacy breaches, (xxxv) workforce that is not unionized which may become unionized, and/or workforce that is unionized and may take action such as strikes that may create increased cost and operational risks, (xxxvi) the issuance of ordinary shares as a result of exercise and/or vesting of any of our employee equity, as well as any sale of shares by any of our shareholders, or any market expectation thereof, as well as the issuance of additional employees’ restricted stock units, or any market expectation thereof, which may depress the market value of the Company and the price of the Company’s ordinary shares, and in addition may impair our ability to raise future capital, (xxxvii) the dispute resolution process in relation to Intel’s determination not to perform its agreement to build a capacity corridor to enable Intel to manufacture wafers for Tower’s customers, which process may be costly and/ or may result in losses and/or other  adverse impact, (xxxviii) Pillar Two tax rules and regulations previously released by the OECD, which require a minimum effective corporate income tax rate of 15% applicable in every jurisdiction in which the company operates, which will result in additional income tax expenses for the years 2026 and beyond, mainly with respect to the Company’s Israeli operations in which the Company was subject to 7.5% preferred tax rate until 2025 under Israeli laws, and (xxxix) climate change, business interruptions due to floods, fires, pandemics, earthquakes and other natural disasters, the security situation in Israel and global trade “war”, including the potential inability to continue uninterrupted operations of the Israeli fab, impact on global supply chain to and from the Israeli fab, delays in the delivery, installation and qualification of equipment, power interruptions, chemicals or other leaks or damages as a result therefrom, absence of workforce due to military service as well as risk that certain countries will restrict doing business with Israeli companies, including imposing restrictions due to hostilities in Israel or political instability in the region that may continue or exacerbate, and other events beyond our control. Due to hostilities and instability in neighboring states, Israel could be subject to additional political, economic, and military confines, and our Israeli facility’s operations could be materially adversely affected. Any current or future hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could have a material adverse effect on our business, financial condition and results of operations.

A more complete discussion of risks and uncertainties that may affect the forward-looking statements included in this release or which may otherwise affect our business is included under the heading "Risk Factors" in the Company’s most recent filings on Forms 20-F and 6-K, as were filed with the SEC and the Israel Securities Authority. Future results may differ materially from those previously reported. The Company does not intend to update and expressly disclaims any obligation to update or revise any forward-looking information contained in this release to reflect any changes in expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement is based.

#  #  #

(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(dollars in thousands)

	June 30,	December 31,
	2026	2025
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$231,188	$235,369
Short-term deposits	1,250,225	916,541
Trade accounts receivable	202,871	222,795
Inventories	244,356	256,855
Other current assets	57,330	78,062
Total current assets	1,985,970	1,709,622
PROPERTY AND EQUIPMENT, NET	1,649,600	1,463,056
OTHER LONG-TERM ASSETS, NET	135,866	149,612
TOTAL ASSETS	$3,771,436	$3,322,290
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term debt	$16,921	$28,112
Trade accounts payable	122,605	123,915
Deferred revenue and customers' advances	176,038	25,581
Other current liabilities	88,647	86,139
Total current liabilities	404,211	263,747
LONG-TERM DEBT	124,775	133,406
LONG-TERM CUSTOMERS' ADVANCES	145,368	1,932
OTHER LONG-TERM LIABILITIES	25,710	18,622
TOTAL LIABILITIES	700,064	417,707
TOTAL SHAREHOLDERS' EQUITY	3,071,372	2,904,583
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,771,436	$3,322,290

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Three months ended
	June 30,	March 31,
	2026	2026
REVENUE	$460,079	$413,631
COST OF REVENUE	322,307	302,680
GROSS PROFIT	137,772	110,951
OPERATING COSTS AND EXPENSES:
Research and development	23,569	23,530
Marketing, general and administrative	23,913	22,856
	47,482	46,386

OPERATING PROFIT	90,290	64,565
FINANCING AND OTHER INCOME, NET	15,902	9,518
PROFIT BEFORE INCOME TAX	106,192	74,083
INCOME TAX EXPENSE, NET	(15,573)	(6,518)
NET PROFIT	90,619	67,565
Net loss (profit) attributable to non-controlling interest	150	(2,533)
NET PROFIT ATTRIBUTABLE TO THE COMPANY	$90,769	$65,032
BASIC EARNINGS PER SHARE	$0.80	$0.58
Weighted average number of shares	112,910	112,564
DILUTED EARNINGS PER SHARE	$0.79	$0.57
Weighted average number of shares	114,427	114,342

RECONCILIATION FROM GAAP NET PROFIT ATTRIBUTABLE TO THE COMPANY TO ADJUSTED NET PROFIT ATTRIBUTABLE TO THE COMPANY:
GAAP NET PROFIT ATTRIBUTABLE TO THE COMPANY	$90,769	$65,032
Stock based compensation and amortization of acquired intangible assets	9,941	9,441
ADJUSTED NET PROFIT ATTRIBUTABLE TO THE COMPANY	$100,710	$74,473
ADJUSTED EARNINGS PER SHARE:
Basic	$0.89	$0.66
Diluted	$0.88	$0.65

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Three months ended
	June 30,	June 30,
	2026	2025
REVENUE	$460,079	$372,061
COST OF REVENUE	322,307	292,035
GROSS PROFIT	137,772	80,026
OPERATING COSTS AND EXPENSES:
Research and development	23,569	19,418
Marketing, general and administrative	23,913	20,743
	47,482	40,161

OPERATING PROFIT	90,290	39,865
FINANCING AND OTHER INCOME, NET	15,902	14,387
PROFIT BEFORE INCOME TAX	106,192	54,252
INCOME TAX EXPENSE, NET	(15,573)	(8,660)
NET PROFIT	90,619	45,592
Net loss attributable to non-controlling interest	150	959
NET PROFIT ATTRIBUTABLE TO THE COMPANY	$90,769	$46,551
BASIC EARNINGS PER SHARE	$0.80	$0.42
Weighted average number of shares	112,910	111,810
DILUTED EARNINGS PER SHARE	$0.79	$0.41
Weighted average number of shares	114,427	113,282

RECONCILIATION FROM GAAP NET PROFIT ATTRIBUTABLE TO THE COMPANY TO ADJUSTED NET PROFIT ATTRIBUTABLE TO THE COMPANY:
GAAP NET PROFIT ATTRIBUTABLE TO THE COMPANY	$90,769	$46,551
Stock based compensation and amortization of acquired intangible assets	9,941	10,595
ADJUSTED NET PROFIT ATTRIBUTABLE TO THE COMPANY	$100,710	$57,146
ADJUSTED EARNINGS PER SHARE:
Basic	$0.89	$0.51
Diluted	$0.88	$0.50

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)
	Six months ended
	June 30,	June 30,
	2026	2025
REVENUE	$873,710	$730,231
COST OF REVENUE	624,987	577,034
GROSS PROFIT	248,723	153,197
OPERATING COSTS AND EXPENSES:
Research and development	47,099	39,590
Marketing, general and administrative	46,769	40,844
	93,868	80,434

OPERATING PROFIT	154,855	72,763
FINANCING AND OTHER INCOME, NET	25,420	24,985
PROFIT BEFORE INCOME TAX	180,275	97,748
INCOME TAX EXPENSE, NET	(22,091)	(12,439)
NET PROFIT	158,184	85,309
Net loss (profit) attributable to non-controlling interest	(2,383)	1,384
NET PROFIT ATTRIBUTABLE TO THE COMPANY	$155,801	$86,693
BASIC EARNINGS PER SHARE	$1.38	$0.78
Weighted average number of shares	112,738	111,693
DILUTED EARNINGS PER SHARE	$1.36	$0.77
Weighted average number of shares	114,340	113,218

RECONCILIATION FROM GAAP NET PROFIT ATTRIBUTABLE TO THE COMPANY TO ADJUSTED NET PROFIT ATTRIBUTABLE TO THE COMPANY:
GAAP NET PROFIT ATTRIBUTABLE TO THE COMPANY	$155,801	$86,693
Stock based compensation and amortization of acquired intangible assets	19,382	20,930
ADJUSTED NET PROFIT ATTRIBUTABLE TO THE COMPANY	$175,183	$107,623
ADJUSTED EARNINGS PER SHARE:
Basic	$1.55	$0.96
Diluted	$1.53	$0.95

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED SOURCES AND USES REPORT (UNAUDITED)
(dollars in thousands)

	Three months ended
	June 30,	March 31,	June 30,
	2026	2026	2025
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	$243,309	$235,369	$274,818
Net cash provided by operating activities, excluding customers' advances, net	179,499	224,853	132,194
Increase (decrease) in customers' advances, net	(2,534)	285,116	(9,595)
Investments in property and equipment, net	(186,585)	(156,368)	(110,682)
Debt received (repaid), net	(11,112)	(4,581)	5,104
Effect of foreign currency exchange rate change	(1,389)	(1,080)	1,454
Proceeds from (investments in) deposits, net	10,000	(340,000)	(28,000)
CASH AND CASH EQUIVALENTS - END OF PERIOD	$231,188	$243,309	$265,293

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Three months ended
	June 30,	June 30,
	2026	2025
CASH FLOWS - OPERATING ACTIVITIES
Net profit for the period	$90,619	$45,592
Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization *	83,574	74,636
Other expense, net	4,130	3,559
Changes in assets and liabilities, net:
Trade accounts receivable	10,620	4,972
Other current assets	(724)	(5,002)
Inventories	9,088	(7,745)
Other long term assets	2,921	--
Trade accounts payable	(11,624)	8,218
Deferred revenue	(18,780)	6,264
Other current liabilities	3,981	5,580
Other long-term liabilities	5,694	86
Decrease in customers' advances, net	(2,534)	(13,561)
Net cash provided by operating activities	176,965	122,599
CASH FLOWS - INVESTING ACTIVITIES
Investments in property and equipment, net	(186,585)	(110,682)
Proceeds from (investments in) deposits~~,~~ net	10,000	(28,000)
Net cash used in investing activities	(176,585)	(138,682)
CASH FLOWS - FINANCING ACTIVITIES
Debt received (repaid), net	(11,112)	5,104
Net cash provided by (used in) financing activities	(11,112)	5,104
EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	(1,389)	1,454

DECREASE IN CASH AND CASH EQUIVALENTS	(12,121)	(9,525)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	243,309	274,818
CASH AND CASH EQUIVALENTS - END OF PERIOD	$231,188	$265,293

* Includes stock based compensation and amortization of acquired intangible assets in the amounts of $9,941 and $10,595 for the 3 months periods ended June 30, 2026 and June 30, 2025, respectively.